Exhibit 99.2

Form 51-102F3
MATERIAL CHANGE REPORT

Item 1: Name and Address of Issuer

Battle Mountain Gold Inc. (the “Company” or “Battle Mountain”)
Suite 300, 1055 W. Hastings Street
Vancouver, BC V6E 2E9

Item 2: Date of Material Change

May 6, 2016

Item 3: News Release

A news release disclosing the material change was issued by the Company through TheNewswire.com in Vancouver, British Columbia, on May 6, 2016 and filed via SEDAR to the securities commissions in British Columbia, Alberta, Saskatchewan and Ontario.

Item 4: Summary of Material Change

The Company announced, further to its news release of April 20, 2016, it closed a non-brokered private placement (the “Private Placement”) to Gold Standard Ventures Corp. (“Gold Standard”) and certain other subscribers (the “Other Subscribers”) for gross proceeds of $5,768,502.25.

Item 5.1 Full Description of Material Change

The Company announced it closed a Private Placement to Gold Standard and Other Subscribers for gross proceeds of $5,768,502.25. The Private Placement comprises two parts:

  the issuance of 6,000,000 common shares (“Common Shares”) of Battle Mountain to the Other Subscribers at CDN$0.35 per Common Share (the “Offer Price”) for proceeds of $2,100,000; and

  the issuance of 10,481,435 units (“Units”) to Gold Standard at the Offer Price for proceeds of $3,668,502.25 resulting in Gold Standard owning 19.9% of the total issued and outstanding Common Shares upon completion of the Private Placement. Each Unit comprises one common share and one-half of one common share purchase warrant (each a “Warrant”). Each whole Warrant entitles Gold Standard to purchase one additional Common Share at a price of CDN$0.37 per Common Share for two years from the date of issue, and is subject to certain additional limitations as provided below.

Upon completion of the Private Placement, and excluding shares issuable on exercise of the Warrants, Gold Standard now holds 19.9% of the issued and outstanding Common Shares of Battle Mountain.

Pursuant to the terms of the Warrants, Gold Standard will be prohibited from exercising the Warrants until the approval is received for Gold Standard to become a control person of Battle Mountain, including receipt of the required approval from shareholders of Battle Mountain.

A minimum of at least 75% of the proceeds of the Private Placement will be expended on the further exploration of the Lewis Gold Project, and a maximum of 25% of the proceeds of the Private Placement will be used for general corporate and working capital purposes.

Finder’s fees of $105,000 are payable in conjunction with the Private Placement to the Other Subscribers.

The Common Shares and Warrants issued in connection with the Private Placement are subject to hold period of four months and a day expiring September 7, 2016, in accordance with applicable securities laws.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This news release does not constitute an offer to sell or the solicitation of any offer to buy nor will there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7: Omitted Information

No significant facts have been omitted from this report.

Item 8: Executive Officer

Chet Idziszek, President, Chief Executive Officer and Director (604) 331-8772.

Item 9: Date of Report

Dated this 11th day of May 2016.

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding the Private Placement and the use of proceeds thereof and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Battle Mountain’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, other than as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, conditions in the capital markets, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.